Exhibit 17.1

March 17, 2017 12:00 PM

Brightcove. Inc.

Attn: Board of Directors

RE: Resignation from the Board of Directors of Brightcove, Inc.

Dear Board Members:

This letter confirms my resignation from the Board of Directors (the “Board”) of Brightcove, Inc. (“Brightcove”, or the “Company”), effective immediately.

Tenzing Global has been a patient and constructive shareholder since 2013. Over the last two years, I served on the Board as a shareholder representative. Consistent with my duty to maximize shareholder value, I was optimistic about the prospects of working cooperatively with the Board to implement a handful of critical changes and unlock the significant shareholder value that has been created by Brightcove’s inspired employees and leading online video platform. Despite my willingness to work with the Board to arrive at consensus, I have been increasingly frustrated with the Board’s reluctance to consider topics that I believe would significantly increase shareholder value.

Lively debate on a board can be a healthy and productive means of vetting important issues through inquiry and research, critical questioning, and building consensus that sets the optimal course for a company. Unfortunately, as it currently stands, no such process exists on the Board and attempts at discourse on initiatives that are not supported by the current Board majority are essentially disregarded. A complacent, status quo-supporting boardroom environment has effectively precluded my efforts as a director to adequately safeguard and advance the interests of the Company’s shareholders. My continued service as a director is no longer tenable.

Over the last five years, Brightcove’s stock has delivered a disappointing -58% return to shareholders, versus +69% for the S&P 500 and -34% for the peer group referenced in the Company’s 2016 Proxy. Since its initial public offering at $11 per share, the stock has returned -24%1. The Board must hold CEO David Mendels accountable for historical missteps and/or incentivize him to realize the significant shareholder value Brightcove is capable of generating with rigorous hurdles.

In addition, Brightcove maintains problematic, outmoded corporate governance structures, which are reflected in the Company’s poor ISS QualityScore. With its classified Board structure, plurality voting standard for directors, supermajority vote requirements, lack of special meeting rights, and failure to align management compensation and performance, it is no wonder that the Company performs poorest with ISS on Shareholder Rights and Compensation. The fact that the Company appointed a new director so close to the Annual Meeting without shareholders voting is emblematic of the current Board’s mindset.

On February 8th, I had a call with Gary Haroian where I expressed my grievances. I met Gary for dinner on February 9th, and expressed Tenzing Global’s views on ways to improve governance and promote shareholder interests:

•	The Board needs to address the Company’s bloated cost structure, and we recommended that the Board immediately engage the leading performance improvement consulting firm to conduct a thorough investigation of the cost structure, including an evaluation of the dual-business unit structure.

•	The Board should form an M&A committee, with our involvement on it, to ensure all opportunities to maximize shareholder value are fully explored.

[1]	Figures calculated by CapitallQ as of March 16, 2017.

388 Market Street, Suite 860  •  San Francisco, CA 94111  •  415.645.2400  •  info@tenzing-global.com

•	The Board should set rigorous targets for 2017 & 2018 EBITDA for management to emphasize a profitable growth culture. Brightcove is not a unicorn.

•	Accordingly, we asked the Board to make me the Chair of the Compensation Committee going forward to encourage a pay-for-performance culture.

•	The Board should be declassified in order to promote and ensure proper accountability and effective oversight in the boardroom.

•	Lastly, we privately nominated a slate of three qualified candidates to the Board, including myself, to preserve our rights to independently seek additional representation in the event our concerns continued to fall on deaf ears.

While the Board interviewed our candidates and conducted background checks, we now believe this process was largely a smokescreen. The Board’s refusal to engage with us on almost all of these topics and to ask us to sign up to another two year standstill in exchange for one board seat illustrates to us that the Board is not focused on creating long-term shareholder value.

This management and Board remain focused on driving revenue growth without consideration to cost structure. While we do not disagree with a focus on revenue growth, we believe an ROI-focused mentality will drive shareholder value over the long term. Also, after years of being run like a hyper-growth startup, it is time to acknowledge that Brightcove has become bloated in cost structure and that it is neither a startup nor a hyper-growth company.

Given the Company’s failure to drive a desirable shareholder return since IPO, we believe the Board should engage in a credible strategic alternatives process (with both strategic and financial buyers) with the engagement of a nationally recognized investment banking firm. The technology M&A environment is robust, and interest rates remain close to historic lows, with capital readily available. From the Company’s historical proxy statements, 14 of the company’s reported Software-as-a-Service industry peers have been acquired by strategic or financial buyers.

We believe that the Company’s shareholders would be supportive of our ideas on the most effective means to enhance shareholder value, and we look forward to the opportunity to engage with our fellow shareholders on how best to unlock the value of our respective investments in Brightcove.

Ironically, I believe I will be more effective maximizing shareholder value from outside the boardroom than within. It is on your shoulders to oversee the development of a credible business plan, communicate transparently with shareholders and hold our CEO accountable for any failure to execute against those plans.

I expect that this letter will be filed with the Company’s 8-K reflecting the reasons I resigned from the Board.

Sincerely, Chet Kapoor

Tenzing Global  •  388 Market Street, Suite 860  •  San Francisco, CA 94111  •  415.645.2400  •  info@tenzing-global.com